MANAGEMENT'S DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2010

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

T A B L E   O F   C O N T E N T S

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

1.1	Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Northern Dynasty Minerals Ltd. ("Northern Dynasty" or the "Company") for the year ended December 31, 2010, as publicly filed on SEDAR at www.sedar.com.

The Company reports in accordance with International Financial Reporting Standards ("IFRS") and the following disclosure, and associated consolidated financial statements, are presented in accordance with IFRS. This MD&A is prepared as of March 29, 2011. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

All information contained in this management discussion relating to the contents of the Preliminary Assessment, including but not limited to statements of the Pebble Project's potential and information under the headings "Preliminary Assessment Key Findings,” “Production Profiles,” “Financial Valuation” and “Capital and Operating Costs” are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The information relating to the possible construction of a port, road, power generating facilities and power transmission facilities also constitutes such "forward looking statements." The Preliminary Assessment was prepared to broadly quantify the Pebble project's capital and operating cost parameters and to provide guidance on the type and scale of future project engineering and development work that will be needed to ultimately define the project's likelihood of feasibility and optimal production rate. It was not prepared to be used as a valuation of the Pebble project nor should it be considered to be a pre-feasibility study. Although based on a comprehensive technical review of recent engineering and technical studies undertaken by the Pebble Partnership and Northern Dynasty, the studies of capital and operating costs are incomplete and have not been optimized, so the ultimate costs may vary significantly from the amounts set out in the Preliminary Assessment. This could materially and adversely impact the projected economics of the Pebble Project. The Preliminary Assessment is based on Wardrop’s comprehensive review of recent engineering and technical studies undertaken principally by the Pebble Limited Partnership (the “Pebble Partnership”) and by Northern Dynasty. The economic assessments and other opinions expressed in the Preliminary Assessment are strictly those of Northern Dynasty and Wardrop, and do not reflect the views of any other stakeholder in the project. As such, any project which is ultimately put forward by the Pebble Partnership for permitting under the National Environmental Policy Act may differ from those mine models presented in the Preliminary Assessment.

The Preliminary Assessment, in part, uses inferred mineral resources which are considered too speculative geologically to be categorized as mineral reserves and to have economic considerations applied to them. There can be no assurance that the operating and financial projections contained in the Preliminary Assessment will be realized.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the Preliminary Assessment and the ultimate feasibility of the Pebble project. A portion of the mineralized material at the Pebble Project is currently classified as an inferred resource and it is not a reserve. The mineralized material in the Preliminary Assessment is based on the measured, indicated and inferred resources estimated by Hunter Dickinson Inc. and audited by Wardrop, a TetraTech Company. Additional process tests and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or the amount that may be converted to a reserve or the grade thereof. Final feasibility work has not been done to confirm the pit design, mining methods, and processing methods assumed in the Preliminary Assessment. Final feasibility could determine that the assumed pit design, mining methods, and processing methods are not correct.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is incomplete and cost estimates have been developed in part based on the expertise of the individuals participating in the preparation of the Preliminary Assessment and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those contained in the Preliminary Assessment. There can be no assurance that mining can be conducted at the rates and grades assumed in the Preliminary Assessment. The project requires the development of port facilities, roads and electrical generating and transmission facilities. Although Northern Dynasty believes that the State of Alaska favours the development of these facilities, there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Preliminary Assessment assumes specified, long-term prices levels for gold, copper, silver and molybdenum. Prices for these commodities are historically volatile, and Northern Dynasty has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the prices assumed in the Preliminary Assessment. Prices for gold, copper, silver, and molybdenum have been below the price ranges assumed in Preliminary Assessment during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to very large construction projects including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. The Company is also subject to the specific risks inherent in the mining business, as well as general economic and business conditions. For more information on the Company, Investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

The Company reviews its forward looking statements on an ongoing basis and updates this information when circumstances require it.

Unless otherwise noted, Northern Dynasty is solely responsible for the content of the disclosure set out herein.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

The following section uses the terms "measured resources" and "indicated resources". The Company advises investors that although those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

The following section uses the term "inferred resources". The Company advises investors that although this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that any part or all of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

1.2	Overview

1.2.1	Summary

Northern Dynasty is a mineral exploration company which holds indirect interests in 627 square miles of mineral claims in southwest Alaska, USA. These claims are part of or in the vicinity of the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project").

1.2.1.1	Pebble Project

The Pebble property ("Pebble") is located in southwest Alaska, 19 miles (30 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage. Situated approximately 1,000 feet above sea-level and 65 miles from tidewater on Cook Inlet, the site conditions are favorable for successful mine site and infrastructure development.

Mineralization was discovered in 1987, and by 1997 an initial mineral resource of copper, gold and molybdenum had been outlined in the Pebble deposit by a previous operator.

Northern Dynasty acquired the right to earn an interest in the Pebble property in late 2001. Over the next 5½ years, the Company explored the Pebble deposit and surrounding property, leading to the discovery of higher grade mineralization to the east and an overall expansion of the deposit, as well as the discovery of two other porphyry copper-gold-molybdenum deposits, a porphyry copper zone and a gold-copper skarn occurrence along the extensive mineralized trend. Comprehensive environmental, social and engineering studies began in 2004.

In mid-2007, a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc, Anglo American US (Pebble) LLC, ("Anglo American") established the Pebble Limited Partnership (the “Pebble Partnership”) to engineer, permit, construct and operate a modern, long-life mine at the Pebble Project. The 50/50 Pebble Partnership owns the Pebble Project which consists of the Pebble Deposit and 329.8 square miles of associated resource lands, and also has access to a stream of financing provided by Anglo American for comprehensive exploration, engineering, environmental and socioeconomic programs and, if warranted, development of the Pebble Project. Work programs at Pebble since mid-2007 have been carried out by the Pebble Partnership.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

2011 Preliminary Assessment demonstrates a financially and technically robust project

Positive results of an independent Preliminary Assessment on the Pebble Project were announced by Northern Dynasty on February 23, 2011. The study, completed by Wardrop Engineering Inc., a Tetra Tech Company ("Wardrop"), was based on concept, pre-feasibility and feasibility-level study programs undertaken by the Pebble Partnership and Northern Dynasty. The Preliminary Assessment updates and substantially revises project economic analysis last done by Northern Dynasty in 2004.

The economic assessments and other opinions expressed in the Preliminary Assessment are strictly those of Northern Dynasty and Wardrop, and do not reflect the views of any other stakeholder in the project. The Pebble Partnership continues to separately undertake detailed engineering studies toward the completion of a prefeasibility report for the Pebble Project, including ongoing programs to engage project stakeholders in the planning process. As such, any project which is ultimately put forward by the Pebble Partnership for permitting under the National Environmental Policy Act ("NEPA") may differ from those mine models presented in the Preliminary Assessment.

The Preliminary Assessment describes and assigns potential economic value to three mine development cases comprising 25, 45 and 78 years of open pit mining and a nominal processing rate of 200,000 tons per day. Key results include:

  For the Pebble Project, the 45-year Reference Case yields a 14.2% pre-tax internal rate of return ("IRR"), a 6.2-year payback on initial capital investment of US$4.7 billion and a US$6.1 billion pre-tax net present value ("NPV") at a 7% discount rate and long-term metal prices defined in the Preliminary Assessment as $2.50 per pound of copper, $1,050 per ounce of gold, $13.50 per pound of molybdenum and $15.00 per ounce of silver. At current prevailing metal prices, defined in the Preliminary Assessment as $4.00 per pound of copper, $1,350 per ounce of gold, $15.00 per pound of molybdenum and $28.00 per ounce of silver, the 45-year Reference Case yields a 23.2% pre-tax IRR, a 3.2-year payback on initial capital investment and a US$15.7 billion pre-tax NPV at a 7% discount rate.
  For Northern Dynasty’s 50% share of the project, the 45-year Reference Case yields an 18% pre-tax and 15.4% post-tax IRR, a 4.7-year pre-tax and 5.3-year post-tax payback on initial capital investment and a US$3.6 billion pre-tax and US$2.4 billion post-tax NPV at a 7% discount rate and long-term metal prices.
  At current prevailing metal prices, the 45-year Reference Case yields a 30.2% pre-tax and 25.1% post-tax IRR, a 2.6-year pre-tax and 3.1-year post-tax payback on initial capital investment and a US$8.3 billion pre-tax and $5.6 billion post-tax NPV at a 7% discount rate for Northern Dynasty’s 50% interest.
  The 45-year Reference Case produces 31 billion ("B") lb copper, 30 million ("M") oz gold, 1.4 B lb molybdenum, 140 M oz silver, 1.2 M kg rhenium and 907,000 oz palladium while mining only 32% of the mineral resource.
  For the 45-year Reference Case, cash costs per payable lb of copper after by-product credits total (US$0.11).

Northern Dynasty management believes that this expert, independent study confirms the economic potential of this superior asset. As described in the Preliminary Assessment, the Pebble Project is both a financially and technically robust project characterized by low costs and globally significant production of copper, gold and molybdenum over an unparalleled operating life.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

Pebble is a large, polymetallic project located in a low risk political jurisdiction with the potential to generate substantial annual revenues, with increasingly better returns over decades of production into the future. Although projects of the scale of Pebble are commonly developed by consortiums of major mining and metal companies, it also has the potential to be a company maker. Given current industry and commodity market conditions, Northern Dynasty believes that Pebble will generate significant competitive interest in the Company from a broad range of potential acquirers.

Pebble Partnership continues to advance Prefeasibility Study and prepare for permitting

The Pebble Partnership continues to advance engineering and project design initiatives for the Pebble Project. This effort will be informed by input received from project stakeholders through public consultation forums undertaken in Alaska prior to the completion of a Prefeasibility Study and the submission of permit applications. At this time, it is expected that the Pebble Partnership will complete a Prefeasibility Study for the Pebble Project in 2012, prior to initiating permitting under NEPA.

Permitting will be initiated when the Pebble Partnership submits its Project Description and Environmental Baseline Document. These documents will provide the basis for an Environmental Impact Statement ("EIS") to be prepared. The EIS will be prepared by a third-party contractor under the direction of a lead federal agency. The Pebble EIS will be the focal point for project permitting. It will determine whether sufficient evaluation of the project’s potential environmental/socioeconomic effects and development alternatives has been undertaken, and provide the basis for federal, state and local government agencies to make individual permitting decisions.

The Pebble Partnership’s 2010 work plan included an engineering program; an environmental and socioeconomic study program to continue baseline data collection in key areas (e.g. hydrology, water quality, fish resources); a geology and site investigation program involving ongoing exploration drilling, support for engineering and environmental studies; and a public affairs program to engage project stakeholders and local communities, and advance key initiatives in the areas of workforce development, business development and public consultation.

In 2011, the Pebble Partnership has budgeted US$91 million to advance the Prefeasibility Study for the Pebble Project, finalize the Environmental Baseline Document, continue its community engagement and workforce development programs and prepare for permitting under NEPA.

Corporate

Northern Dynasty has cash and cash equivalents on hand of $40.4 million for its operating requirements. With the project funding that has been approved by Anglo American for 2011, and given its holdings of cash and cash equivalents, management believes that the Company has sufficient capital resources to cover its short to medium term cash requirements.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

1.2.1.2	Limited Partnership Established to Advance the Pebble Project

On July 26, 2007, the Company converted a wholly-owned general partnership that held its Pebble property interests into a limited partnership, the Pebble Partnership. Anglo American subscribed for 50% of the Pebble Partnership's equity effective July 31, 2007. The Company (through a wholly-owned affiliate) and Anglo American effectively have equal rights in the Pebble Partnership. To maintain its 50% interest in the Pebble Partnership, Anglo American is required to commit staged cash investments into the Pebble Partnership aggregating to US$1.425 billion, potentially increasing to US$1.5 billion, as described below.

Anglo American’s staged investment requirements include an initial minimum expenditure of US$125 million (completed in 2008) towards a Prefeasibility Report. The Prefeasibility Report is to be approved by the Board of the general partner (Pebble Mines Corp.), and is to summarize all previous prefeasibility studies and provide approved alternatives for a Final Feasibility Study. After approval of a receipt of the approved Prefeasibility Report, Anglo American is required, in order to retain its 50% interest in the Pebble Partnership, to commit within 60 days to further expenditures which would bring its total investment to at least US$450 million, which amount is to be expended towards producing a final Feasibility Study and in related activities, the completion of which is expected to take the Pebble Partnership to a production decision. Upon an affirmative decision by the Pebble Partnership to develop a mine, Anglo American is required to commit to the remaining portion of the total investment of US$1.425 billion in order to retain its interest in the Pebble Partnership. Following completion of the US$1.425 billion expenditure, any further expenditure will be funded by Anglo American and the Company (through its affiliate) on a 50:50 basis (subject to dilution for non-contribution). If the Feasibility Study is completed after 2011, Anglo American’s overall funding requirement increases from US$1.425 billion to US$1.5 billion. Given the current estimated completion date for the Prefeasibility Study in 2012, it is expected that Anglo American’s funding requirement will in fact be $1.5 billion. The Pebble Partnership agreement provides for equal project control rights with no operator’s fees payable to either party.

The Company determined that its investment in the Pebble Partnership qualifies as an interest in a jointly controlled entity in accordance with IAS 31, Interests in Joint Ventures. The Company applies the equity method to account for its interest in the Pebble Partnership.

Anglo American’s cash contribution since the formation of the Pebble Partnership on July 31, 2007 to December 31, 2010 amounts to $340.2 million (US$319.9 million).

The corporate office of the Pebble Partnership is located in Anchorage, Alaska. The Alaska-based operations are guided by the Board of the general partner with equal representation from Anglo American and Northern Dynasty.

1.2.1.3	Technical Programs

Exploration of the Pebble Project has revealed that the property is underlain by an extensive, northeast-trending mineralized system.

Following successful exploration of the Pebble deposit and surrounding mineral property by Northern Dynasty between 2001 and 2003, comprehensive technical programs, including drilling, engineering, environmental and socioeconomic studies focused on advancing the Pebble deposit have been underway since 2004. Since mid-2007, these programs have been carried out by the Pebble Partnership.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

1.2.1.3.1	2011 Preliminary Assessment for Northern Dynasty

On February 17, 2011, Wardrop issued an independent 43-101-compliant Preliminary Assessment Technical Report on the Pebble Project. The Preliminary Assessment is based on concept, pre-feasibility and feasibility-level technical and engineering studies completed by the Pebble Partnership and Northern Dynasty. The economic assessments and other opinions expressed in the Preliminary Assessment are strictly those of Northern Dynasty and Wardrop, and do not reflect the views of any other stakeholder in the project. The Pebble Partnership continues to separately undertake detailed engineering studies toward the completion of a prefeasibility report for the Pebble Project, including ongoing programs to engage project stakeholders in the planning process. As such, any project which is ultimately put forward by the Pebble Partnership for permitting under the NEPA may differ from those mine models presented in the Preliminary Assessment.

The Preliminary Assessment Technical Report describes and assigns potential economic value for three successive development cases:

1.	An Investment Decision Case (“IDC Case”), which describes an initial 25-year open pit mine life upon which a decision to initiate mine permitting, construction and operations may be based;

2.	A Reference Case, which is based on 45 years of open pit mine production; and

3.	A Resource Case, which is based on 78 years of open pit mine production and seeks to assess the longer-term value of the project in current dollars.

The 25-year IDC Case is the only scenario for which a tailings storage facility has been comprehensively engineered, although preliminary engineering studies have identified a number of suitable sites nearby to receive tailings after 25 years. Ongoing investigations would be undertaken during the first 25 years of mining, including construction of an early access shaft and assessing possibility of underground mining to determine the optimal mining method and plan for subsequent phases of development.

For the purposes of its Preliminary Assessment, Wardrop has selected the 45-year Reference Case as its base case. All currency values are in US dollars. Production rates are stated in imperial tons. Mineral Resources are stated in metric tonnes.

The Preliminary Assessment, in part, uses inferred mineral resources which are considered too speculative geologically to be categorized as mineral reserves and to have economic considerations applied to them. There can be no assurance that the operating and financial projections contained in the Preliminary Assessment will be realized.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

Key Parameters and Findings

The Preliminary Assessment is based on a mineral resource estimate announced in February 2010. At a 0.30% CuEQ[1] cutoff, there are:

5.94 billion tonnes of measured and indicated resources grading 0.42% copper, 0.35 g/t gold and 250 ppm molybdenum (0.78% CuEQ), and containing 55 billion pounds of copper, 67 million ounces of gold, and 3.3 billion pounds of molybdenum, including

- 527 million tonnes of measured resources grading 0.33% Cu, 0.35 g/t Au and 178 ppm Mo and
- 5,414 million tonnes of indicated resources grading 0.43% Cu, 0.35 g/t Au and 257 ppm Mo;

and 4.84 billion tonnes of inferred resources grading 0.24% copper, 0.26 g/t gold and 215 ppm molybdenum (0.53% CuEQ), and containing 25.6 billion pounds of copper, 40.4 million ounces of gold, and 2.3 billion pounds of molybdenum.

The Pebble deposit would support open pit mining utilizing conventional drill, blast and truck- haul methods, with an initial mine life of 25 years and potential for mine extensions to 78 years and beyond.

The potential exists for underground block cave development at a mining rate of 150,000 tons per day to emerge as the preferred mining method for phases of development beyond 25 years.

The process plant would employ conventional crush-grind-float technology and equipment with a nominal throughput of 200,000 tons per day, as well as secondary gold recovery. Average mill throughput for the first 25 years would be 219,000 tons per day, rising to 229,000 tons per day for the 45-year and 78-year cases.

Other project facilities and infrastructure would include: a 378 megawatt natural gas-fired turbine plant at the mine site; an 86-mile transportation corridor to Cook Inlet for road and pipeline rights-of-way; and a new deep-water port on Cook Inlet.

Construction of the Pebble Project would take four years, and employ a peak labour force of 2,080. The operations workforce averages 1,120 over the first 25 years of mining.

The 45-year Reference Case processes 3.8 billion tons of material with a strip ratio of 2.1:1 and average grades of 0.46% copper, 0.011 oz gold per ton and 214 ppm molybdenum.

The 45-year Reference Case produces 31 billion lb copper, 30 million oz gold, 1.4 billion lb molybdenum, 140 million oz silver, 1.2 million kg rhenium and 907,000 oz palladium, while developing 32% of the total Pebble mineral resource.

Economic valuations are expressed in US dollars in real terms utilizing long-term metal prices of $2.50/lb copper, $1,050/oz gold, $13.50/lb molybdenum, $15/oz silver, $3,000/kg rhenium and $490/oz palladium.

_________________________
1 Mineral resources are within a volume or shell defined by long-term metal price estimates of $2.50/lb copper, $900/oz gold and $25/lb molybdenum. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Copper equivalent calculations for the resource estimate used metal prices of $1.85/lb for copper, $902/oz for gold and $12.50/lb for molybdenum, and metallurgical recoveries of 85% for copper 69.6% for gold, and 77.8% for molybdenum in the Pebble West area and 89.3% for copper, 76.8% for gold, 83.7% for molybdenum in the Pebble East area. Recovery values reflect average results of metallurgical testwork completed to the date of the estimate and are subject to revision pending ongoing metallurgical studies. Revenue is calculated for each metal based on grades, recoveries and selected metal prices; accumulated revenues are then divided by the revenue at 1% copper. Recoveries for gold and molybdenum are normalized to the copper recovery as shown below:

CuEq (Pebble West) = Cu % + (Au g/t x 69.6%/85% x 29.00/40.79) + (Mo % x 77.8%/85% x 75.58/40.79)
CuEq (Pebble East) = Cu% + (Au g/t x 76.8%/89.3% x 29.00/40.79)+ (Mo % x 83.7%/89.3% x 5.58/40.79)

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

  Annual cash flows are calculated and subsequently discounted at a rate of 7%. Market convention generally uses a discount rate of 8% for copper and other base metal projects and 5% for gold and other precious metal projects. Given the large contribution of gold to total revenues at Pebble, a 7% blended discount rate has been selected.

  For the Pebble Project, the 45-year Reference Case yields a 14.2% pre-tax Internal Rate of Return ("IRR"), a 6.2-year payback on initial capital investment and a $6.1 billion pre-tax Net Present Value ("NPV") at long-term metal prices. At current prevailing metal prices, the 45-year Reference Case yields a 23.2% pre-tax IRR, a 3.2-year payback on initial capital investment and a $15.7 billion pre-tax NPV at a 7% discount rate.

  For Northern Dynasty’s 50% interest in the Pebble Project, the 45-year Reference Case yields an 18% pre-tax and 15.4% post-tax IRR, a 4.7-year pre-tax and 5.3-year post-tax payback on initial capital investment, and a $3.6 billion pre-tax and $2.4 billion post-tax NPV at a 7% discount rate at long-term metal prices. At current prevailing metal prices, Northern Dynasty’s 50% interest in the Pebble Project yields an 30.2% pre-tax and 25.1% post-tax IRR, a 2.6-year pre-tax and 3.1-year post-tax payback on initial capital investment and an $8.3 billion pre-tax and $5.6 billion post-tax NPV at a 7% discount rate.

  Initial capital expenditures for all three development cases are estimated at $4.7 billion, excluding capital costs associated with outsourced power, road and port infrastructure. Sustaining capital requirements for the 45-year Reference Case are estimated to be $6.14 billion.

  Operating costs for the 45-year Reference Case average $966 million per year and total $43.5 billion over the life of the mine. Operating costs per ton milled average $11.55 for the 45-year Reference Case, while cash costs per payable pound of copper, after by-product credits, are minus $0.11.

  Net Smelter Return ("NSR") for the 45-year Reference Case averages $2.67 billion per year and totals $120.2 billion over the life of mine. NSR per ton milled for the 45-year Reference Case averages $31.91.

  For the 45-year Reference Case, 56% of NSR would be derived from copper, 24% from gold, 16% from molybdenum and 4% from other metals (silver, rhenium and palladium).

Qualified Persons for the Preliminary Assessment Technical Report include Hassan Ghaffari, P.Eng, Robert Morrison, P.Geo, Andre de Ruijter, P.Eng, Tysen Hantelmann, P.Eng, Aleksandar Zivkovic, P.Eng, and Scott Cowie, MAusIMM; Doug Ramsey, P.R. Bio is author of sustainability section. All of these qualified persons are independent of Northern Dynasty.

Additional details on the Preliminary Assessment are described in Northern Dynasty’s 2010 Annual Information Form and the February 2011 Preliminary Assessment Technical Report, both of which are posted on the Company’s profile at www.sedar.com.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

1.2.1.3.2	Pebble Partnership Studies toward Prefeasibility Study

The Pebble Partnership has assembled an experienced engineering and permitting team for the Pebble Project, consisting of more than 20 senior engineers and technical specialists (many of whom are from the Anglo American group or Northern Dynasty), as well as engineering firms and specialized consultancies from around the world.

Exploration and Drilling

The 2010 site investigation and exploration drilling program was completed in late October. A total of 57,740 feet (17,600 m) in 66 drill holes were drilled in 2010, including 54,350 feet (16,600 m) in 48 holes successfully completed on geological, geophysical and geochemical targets throughout the district. In addition, 18 geotechnical holes were drilled in the Pebble West area and on other engineering targets. In addition, a 95 line-mile Induced Polarization (IP) ground geophysics survey and an airborne electromagnetic geophysical survey utilizing Z-Axis Tipper electromagnetic ("ZTEM") technology was done to assess both the known Pebble deposit and other regional geology.

Engineering

The 2010 engineering program was designed to assess a range of options to optimize the project scale, and included trade-off studies of major project components; metallurgical studies to determine the optimal conventional processing systems and designs; and evaluations of the major infrastructure elements to identify the alternatives and designs for these project components.

Metallurgy

Flotation and locked-cycle testwork continued on samples from untested portions of the eastern part of the Pebble deposit. In total, 24 new samples were tested over a wide range of head grades, pyrite and clay contents during the fourth quarter of 2010. As predicted from previous geometallurgical studies, samples from the potassium-silicate domain displayed the highest copper, gold and molybdenum recoveries as a result of the low proportion of pyrite and clay in their feed. Samples from the quartz pyrophyllite and sericite domains displayed lower recoveries due to the higher and more variable amounts of clay and pyrite in these geometallurgical domain types.

A continuous flotation testwork program was completed using four two-tonne test composites representing the four major geometallurgical domain types in the deposit. For the work, rougher recoveries compared well to the locked cycle test results; however, cleaner circuit performance was below expectation for several samples. Cleaner results would likely have been improved if larger samples were available as greater throughput rates and more operator experience was required for the more complex cleaner circuit. Products produced from the continuous testwork will be used for future gold, copper-moly separation, molybdenum refining, and tailings thickening testwork.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

Infrastructure

A base case for project infrastructure has been developed in conjunction with the ongoing Prefeasibility Study program. Infrastructure for the project includes port, road, and power options that will be necessary to support future mine operations.

Collection of additional geotechnical data to support prefeasibility design of tailings storage, the proposed plant site, and mine waste storage was completed in the fourth quarter of 2010.

Environmental and Socioeconomic Studies

Comprehensive environmental and socioeconomic baseline study programs are ongoing at the Pebble Project, with the objectives of collecting data in the Pebble Project area and comparing annual variability. This data provides a foundation for the sound environmental design of the project and preparation of state and federal permit applications in future years. The 2010 field programs primarily focused on hydrology, water quality and fish resources.

The Environmental Baseline Document ("EBD") is being finalized by the Pebble Partnership; data from ongoing monitoring will be integrated until other prefeasibility work is completed. This document will be submitted with permit applications once mine engineering and a proposed development plan is completed. The EBD will present information and analysis on baseline physical, chemical, biological and social conditions based upon ongoing data collection by the Pebble Partnership’s environmental study team since 2004. Its purpose is to provide the public, regulatory agencies and the Pebble Partnership with a detailed compendium of pre-development environmental and socioeconomic conditions in the project area. It is expected that the EBD will be completed and publicly released in 2011.

Cultural Resource Studies

Cultural resource studies have been carried out by the Pebble Partnership on all areas that might be affected by the project, with the exception of possible road and port locations. Examination of the road and port sites will be undertaken, once a decision is made regarding the exact location of these project features.

Community Engagement

An active program of stakeholder outreach continued throughout 2010, and included community meetings, stakeholder visits, presentations and event appearances, as well as stakeholder tours to the Pebble Project site and to operating mines in the United States. The focus of these outreach activities is to update stakeholders on the Pebble Project, to receive feedback on stakeholder priorities and concerns, and to advise participants about modern mining practices. The 2010 site tours ran for five months in 2010 and hosted 53 tour groups, which included 197 stakeholders.

The Pebble Partnership has a number of other initiatives underway to enhance stakeholder relationships, including:

1.

The Pebble Fund for Sustainable Bristol Bay Fisheries & Communities – Established in 2008 with a five-year, US$5 million commitment, the goal of the Pebble Fund is to enhance the health and sustainability of regional fisheries and the communities they support. Grants are determined based on the criteria and selections made by an advisory board comprised of citizens from communities throughout the Bristol Bay region. The third round of grants was announced in May 2010, when $843,000 was awarded to 17 worthy community development projects in southwest Alaska. The Pebble Fund has supported 65 community- based projects throughout southwest Alaska via grants totaling more than US$2.4 million, while leveraging nearly US$12 million in matching funds from other organizations.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

2.

An independent stakeholder dialogue process concerning the Pebble Project was initiated in late 2010 by the Keystone Center – a non-profit organization specializing in facilitating stakeholder-driven consultation processes concerning contentious, science-based issues. From December 3, 2010, the Keystone Process will convene Independent Science Panels of respected experts in a range of technical, scientific and sociological fields to review environmental and socioeconomic data compiled by the Pebble Partnership for the purpose of project engineering and permitting, while providing expert insight to Pebble Project stakeholders.

The Pebble Partnership stakeholder relations plans for 2011 include a continuation of local community and state-wide stakeholder engagement, public education programming, as well as the stakeholder tour program. The Pebble Fund program will continue with the possible introduction of a ‘micro-loan’ program to support the development of sustainable local businesses. A total of four Independent Science Panel events are planned for the fall of 2011 as part of the Keystone process, to review the sufficiency of the Pebble Partnership’s environmental baseline studies to support federal and state permitting. As the Pebble Project advances toward the completion of a Prefeasibility Study and preparation for project permitting under NEPA, it is expected that the Pebble Partnership will initiate a broad-based public consultation program to involve stakeholders in the process by which the project is being designed.

Employment and Workforce Development

The Pebble Partnership is one of the most important private sector employers in southwest Alaska. To the end of December 2010, a total of 372 Alaskans have been employed at the Pebble Project.

Employee training and further workforce development initiatives continue to expand. Workforce development initiatives at the Pebble Project include the provision of training in the areas of equipment operations, health, safety and environment. Working with the U.S. and Alaska Departments of Labour, the Pebble Partnership has established the first-ever registered apprenticeship training program to help local drill helpers become certified drillers. The Company is also investing in programs to train local workers to become environmental technicians, emergency medical technicians and bear guards. In addition, scholarships are available to high school students from the Bristol Bay region that are interested in pursuing studies at college and vocational/technical schools in the fields of project management, operations, geology, science, engineering and other areas of responsible resource development.

The Pebble Partnership expects to complete and publicly release a Workforce Development strategy for the Pebble Project in 2011, to identify long-term education, training and recruitment programs and partnerships to ensure appropriately qualified and skilled workers are available to construct and operate the Pebble Project, and to fulfill its local hire commitments.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

1.2.1.4	Legal Matters

A lawsuit filed on July 29, 2009, in Anchorage Superior Court by Trustees for Alaska (an environmental law firm) on behalf of certain activists asserts that the Alaska Department of Natural Resources violated Alaska’s Constitution by granting exploration and temporary water use permits to the Pebble Partnership. Neither the Company nor the Pebble Partnership are named as parties, however the Pebble Partnership has been granted intervener status in the case. While plaintiffs had requested a preliminary injunction to halt exploration activity at Pebble until the case is resolved, the court denied this request on November 27, 2009, and drilling has continued. The Superior Court heard the Trustees’ constitutional challenge in December 2010. Pending final submissions from the plaintiffs, it is expected to issue a final ruling within six months. The lawsuit is considered unlikely to succeed as it seeks to overturn the State’s regulatory regime for resource management in Alaska.

On February 23, 2011, the Company issued a news release announcing that it was in receipt of a new independent Preliminary Assessment of the Pebble Project, which is based on the information generated and provided by the Pebble Partnership and Northern Dynasty. The information provided by the Pebble Partnership and the Preliminary Assessment constitute a material change in the affairs of the Company because it changed the technical parameters and estimated net present value of the property by billions of dollars from the last such assessment done in 2004. Anglo American, the other 50% partner in the Pebble Partnership, has alleged that that the news release contained confidential information which is the property of the Pebble Partnership and was not authorized to be released, and Anglo American reserves all rights to claim that the release has damaged Anglo American and/or the Pebble Partnership. The Company has received legal advice that the news release was a permitted disclosure under the various agreements with Anglo American, and its issuance was a mandatory requirement under Canadian and US regulatory requirements. The Company does not believe that Anglo American’s allegations have any merit; however, it cannot give assurances about future events or actions by Anglo American.

1.2.2	Other Properties

1.2.2.1	South Pebble, SP and KAK Claims

Agreement between Full Metal Minerals and the Pebble Partnership

On September 10, 2010, the Pebble Partnership entered into a letter agreement, (the "FMM Agreement") with Full Metal Minerals Corp. and its subsidiary Full Metal Minerals (USA) Inc. (together, "FMM"), which is subject to due diligence by the Pebble Partnership. In the event that any issues uncovered by the Pebble Partnership during its due diligence review are satisfactorily resolved and the FMM Agreement becomes binding, the Pebble Partnership can earn a 60% interest in FMM’s South Pebble Claims (the "FMM Properties"), by incurring exploration expenditures of at least US$3 million and making annual payments of US$50,000 to FMM over a period ending on December 31, 2013. The venture between FMM and the Pebble Partnership will be in the form of a limited liability company ("LLC") operated by the Pebble Partnership.

For the duration of the earn-in period and the term of the LLC, the Pebble Partnership will have an option to select and purchase claims that form part of the FMM Properties (the "Purchased Claims") at a price of US$25 per acre, provided that the Purchased Claims are declared or agreed to be outside of the current scope of the LLC, constitute no more than 20,000 acres, constitute a continuous block of claims and are located outside an "Exclusion Area" specified in the FMM Agreement.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

The FMM Properties total 542 claims covering approximately 135 square miles and located west and northwest of the ground held 100% by the Pebble Partnership; 99 of these claims, covering an area of 24.3 square miles, form the "Exclusion Area".

Under the FMM Agreement, the Pebble Partnership was required to complete a Z-Axis Tipper Electromagnetic Technique ("ZTEM") airborne survey over the FMM Properties before January 1, 2011, which was completed in the third quarter of 2010. In addition, from the date of signature until either completion of the earn-in or termination of the FMM Agreement, the Pebble Partnership is required to make annual payments of US$50,000 to FMM. The first payment has been made.

Exploration

A helicopter borne ZTEM and aeromagnetic geophysical survey was conducted over 954 line miles. The airborne work was performed over at least 40 days during the period of July and August 2010 to assist in planning further exploration and development work. The total cost of all work was approximately $227,300 and was paid for by Pebble Partnership.

1.2.2.2	Big Chunk North and South and Bonanza Hills Claims

Northern Dynasty’s Purchase and Option Agreement with Liberty Star

On June 29, 2010, Northern Dynasty entered into an agreement with Liberty Star Uranium and Metals Corp. and its subsidiary, Big Chunk Corp. (together, "Liberty Star"), pursuant to which Liberty Star sold 23.8 square miles of claims, the "Purchased Claims", to a US subsidiary of Northern Dynasty in consideration for both a US$1 million cash payment and a secured convertible loan from Northern Dynasty in the amount of US$3 million which accrues interest at 10% per annum calculated monthly (the "Loan"). The Loan is repayable, in cash or convertible into Liberty Star shares, after Northern Dynasty has spent at least US$1 million earning into the joint venture. As of the date of this MD&A, Northern Dynasty has not spent US$1 million.

In addition, subject to negotiating and signing a definitive earn-in option and joint venture agreement, Northern Dynasty can earn a 60% interest in Liberty Star’s remaining Big Chunk and Bonanza Hills projects in Alaska by spending US$10 million on those properties over six years. The Loan may be applied as part of the earn-in requirements, at Northern Dynasty’s discretion. As of the date of this MD&A, Northern Dynasty and Liberty Star have not entered into a joint venture agreement.

The Pebble Partnership had the right for a limited period to acquire the Purchased Claims but has declined to exercise that right.

The total area of the properties is 186.7 square miles, and includes 95 Purchased Claims; 428 Big Chunk South claims (102.9 square miles); 184 Big Chunk North claims (46 square miles ); and 56 Bonanza Hills claims (14 square miles). All are located in the vicinity of the Pebble property.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

Exploration

For the Big Chunk North claims, a helicopter borne ZTEM and aeromagnetic geophysical survey was conducted over 283 line miles. The airborne work was performed during August 2010 to assist in planning further exploration and development work. The total cost of all work was approximately $90,900.

An air rotary drill program, consisting of two holes, was completed by Foundex Pacific on the Big Chunk South (BC) claims under the supervision of Knight Piesold Engineering. The work was performed during August 2010 to test areas and assist in planning further exploration and development work. The total cost of all work was approximately $227,600.

On the Bonanza Hills claims, a helicopter borne ZTEM and aeromagnetic geophysical survey was conducted over 91 line miles. The airborne work was performed over at least 2 days during August 2010 to assist in planning further exploration and development work. The total cost of all work was approximately $29,000.

1.2.3	Market Trends

Copper prices showed a significant increase between late 2003 and mid-2008, and after a steep decline in late 2008 and early 2009, have been steadily increasing since that time.

Although the gold price has dropped from time to time, over the past five years, the average annual price has steadily increased. This upward trend accelerated in 2009 in response to the global economic uncertainty that began in mid-2008.

Molybdenum prices have been more volatile than gold or copper, beginning an upward trend in 2003 that reached a peak of US$34/lb in October 2005, decreasing through 2006, then rising in 2007 and until the latter part of 2008, when they dropped significantly. This decrease continued until May 2009. Since that time, prices have been variable, but on an overall up-trend.

Average annual prices as well as the average price so far in 2011 for copper, gold and molybdenum are shown in the table below :

Year	Average metal price (US$)
	Copper	Gold	Molybdenum
2008	3.16/lb	871/oz	29.70/lb
2009	2.34/lb	974/oz	11.29/lb
2010	3.42/lb	1,228/oz	15.87/lb
2011 (to the date of this MD&A)	4.38/lb	1,386/oz	17.32/lb

Source: LME Official Cash Price as provided a www.metalprices.com

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

1.3	Selected Annual Information

The following consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC"). The Company adopted and transitioned to IFRS as of January 1, 2008. All figures are expressed in thousands of Canadian dollars, except per share amounts.

	As at	As at	As at
	December 31	December 31	December 31
Statements of Financial Position	2010	2009	2008
Property, plant and equipment	$–	$–	$11
Investment in the Pebble Partnership	99,306	104,937	121,611
Mineral property interests	1,055	–	–
Current assets	43,886	45,133	46,282
Total assets	144,247	150,070	167,904
Shareholders’ equity	140,060	146,070	163,315
Other liabilities	3,633	3,807	4,441
Current liabilities	554	193	148
Total shareholders’ equity and liabilities	144,247	150,070	167,904
Working capital	$43,332	$44,940	$46,134

	Year ended	Year ended	Year ended
	December 31	December 31	December 31
Expenses (income)	2010	2009	2008
Conference and travel	$288	$349	$273
Depreciation	–	–	4
Donations	12	445	–
Exploration	1,800	321	408
Insurance	248	263	407
Legal, accounting and audit	274	354	370
Office costs	653	331	226
Salaries	2,188	1,453	1,381
Shareholder communication	431	750	384
Trust and filing	224	199	235
Foreign exchange loss (gain)	138	130	(9,130)
Deferred income tax expense (recovery)	30	(25)	–
Impairment of marketable securities	–	15	–
Impairment of property, plant and equipment (“PPE”)	–	11	–
Interest income	(544)	(335)	(1.115)
Share-based compensation	8,373	8,479	7,707
Loss for the year	$14,115	$12,740	$1,150

Basic and diluted loss per common share	$0.15	$0.14	$0.01
Weighted average number of common shares outstanding	93,779	92,828	92,544

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

1.4	Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per share amounts. Small differences are due to rounding.

	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
	2010	2010	2010	2010	2009	2009	2009	2009
Other assets	$1,055	$1,055	$1,055	$–	$–	$–	$1	$2
Equity investment in PLP	99,306	102,741	106,295	101,423	104,937	106,904	116,120	125,935
Current assets	43,886	43,421	44,955	46,632	45,133	45,236	45,641	45,316
Total assets	144,247	147,217	152,305	148,055	150,070	152,140	161,762	171,253

Equity	140,060	143,287	148,305	144,322	146,070	151,797	161,693	171,087
Other liabilities	3,633	3,737	3,825	3,645	3,807	–	–	–
Current liabilities	554	193	175	88	193	343	69	166
Total shareholders’ equity and liabilities	144,247	147,217	152,305	148,055	150,070	152,140	161,762	171,253

Working capital	43,332	43,228	44,780	46,544	44,940	44,893	45,572	45,150

Comprehensive Loss
Expenses
Conference and travel	61	44	55	128	59	101	79	110
Depreciation	–	–	–	–	(12)	2	1	9
Donations	4	5	–	3	–	–	–	445
Exploration	850	653	150	147	241	11	17	52
Foreign exchange loss (gain)	112	110	(105)	21	12	74	86	(42)
Insurance	61	61	62	64	66	65	65	67
Impairment on marketable securities	–	–	–	–	15	–	–	–
Legal, accounting and audit	122	86	36	30	128	130	55	41
Office costs	137	183	226	107	33	53	168	77
Salaries	436	580	747	425	249	361	393	450
Shareholder communication	77	98	158	98	113	230	213	194
Share-based compensation	1,588	1,543	4,340	902	1,346	1,313	1,352	4,468
Trust and filing	7	10	42	165	7	18	28	146
Total before undernoted	3,455	3,373	5,711	2,090	2,257	2,358	2,457	6,017

Interest income	(198)	(175)	(90)	(81)	(89)	(111)	(47)	(88)
Impairment loss on PPE	–	–	–	–	11	–	–	–
Deferred income tax	21	41	3	(35)	(25)	–	–	–
Loss for the period	3,278	3,239	5,624	1,974	2,154	2,247	2,410	5,929
Loss (gain) on marketable securities	1	(1)	1	–	–	2	(1)	–
Exchange difference on translation of the Pebble Partnership	3,435	3,554	(4,872)	3,514	1,967	9,216	9,815	(4,324)
Deferred income tax	(124)	(129)	176	(127)	(609)	–	–	–
Comprehensive loss	$6,590	$6,663	$929	$5,361	$3,512	$11,465	$12,224	$1,605

Basic and diluted loss per common share	$0.03	$0.03	$0.06	$0.02	$0.02	$0.02	$0.03	$0.06

Weighted average number of common shares outstanding YTD (thousands)	93,973	93,857	93,815	93,254	93,063	92,958	92,728	92,557

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

1.5	Results of Operations

The following financial data has been prepared in accordance with IFRS as issued by the IASB and interpretations of the IFRS Interpretations Committee ("IFRIC") and are expressed in Canadian dollars unless otherwise stated.

The Company’s operations and business are not driven by seasonal trends, but rather the achievement of project milestones such as the achievement of various technical, environmental, socio-economic and legal objectives, including obtaining the necessary permits, completion of pre-feasibility and final feasibility studies, preparation of engineering designs, as well as receipt of financings to fund these objectives along with mine construction.

1.5.1	Results of Comprehensive Loss for the Year Ended December 31, 2010 vs. 2009

Loss increased to $14.1 million, compared to $12.7 million in the previous fiscal year. The increase was attributable to higher salary costs and exploration related expenses incurred during 2010 (both discussed below).

The Company recorded exploration costs of $1.8 million (2009 – $321,000) as it conducted two independent studies on the Pebble Project and initiated an independent Preliminary Assessment Technical Report based on a review of the recent engineering and technical studies undertaken principally by the Pebble Partnership and the Company. The Company also completed required exploration work on the Liberty Star claims. Salary costs increased to $2.2 million (2009 – $1.5 million) as a result of US payroll related taxation payments for employees who worked on the Pebble Project and legal and due diligence activities relating to the Company’s purchase of the Liberty Star claims (refer 1.2.2.2) .

Share-based compensation is measured by determining the fair value of the share purchase options at the grant date for each tranche. The share-based compensation for each tranche is recognized over the period during which the share purchase option vests. Share-based compensation decreased marginally to $8.4 million (2009 – $8.5 million) as a result of the Company including forfeitures in the determination of share-based compensation.

As a result of the appreciation of the Canadian dollar against the US dollar from approximately 1USD=1.05CAD at January 1, 2010 to 1USD=0.9946CAD at December, 2010, the Company recorded an exchange loss of $5.6 million in other comprehensive income related to the exchange difference on the equity investment in the Pebble Partnership, which has a US dollar functional currency. This compared to the loss recognized in 2009 of $16.7 million due to the strengthening of the Canadian dollar from 1USD=1.22CAD at January 1, 2009 to 1USD=1.05CAD at December 31, 2009.

1.5.2	Financial position as at December 31, 2010 vs. December 31, 2009

The Company’s total assets decreased to $144.2 million from $150.1 million. The decrease was mainly attributable to the decrease in the carrying value of the Group’s investment in the Pebble Partnership as a result of the exchange loss of $5.6 million recognized on translation (refer 1.5.1) . Cash and cash equivalents decreased by $4.5 million partly as a result of the purchase of the Liberty Star claims for a consideration of approximately $1.1 million in cash and a loan advance of $3.1 million. The Company utilized $6.0 million of its cash resources in its operations, earned interest income of $0.3 million on cash balances held and received $5.2 million in proceeds from the issue of shares for cash as a result of the exercise of share purchase options.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

1.5.3	Investment in the Pebble Partnership

As indicated in section 1.2.1.2, the Company has determined that, in accordance with IFRS, it has joint control of the Pebble Partnership and applies the equity method to account for its investment in the Pebble Partnership.

Expenditures incurred on the Pebble Project through the Pebble Partnership are being funded 100% by Anglo American. Anglo American’s total contributions from inception to December 31, 2010 are $340.2 million (US$319.9 million). For the year ended December 31, 2010, the Pebble Partnership incurred losses of $68.8 million (2009 – $68.3 million). Exploration costs increased to $62.8 million from $62.3 million in the previous year as the Pebble Partnership continued to focus on preparing a Pre-Feasibility study for the Pebble Project. The main exploration expenditures during the period were for:

  engineering (2010 – $11.1 million; 2009 – $12.2 million);
  environmental planning and testing (2010 – $13.3 million; 2009 – $18.4 million);
  site activities (2010 – $30.0 million; 2009 – $23.6 million); and
  public affairs (2010 – $8.3 million; 2009 – $8.1 million).

For further discussion on exploration activities and the technical programs underway on the Pebble Project, please refer to section 1.2.1.3.

1.5.4	Discussion of Quarterly Trends

The Company’s investment in the Pebble Partnership is carried in US dollars. Exchange differences arising from the translation of the Group’s investment in the Pebble Partnership are taken directly to the foreign currency translation reserve in other comprehensive loss.

As a result of the depreciation of the US dollar in Q1, Q3, and Q4 of 2010 and from Q2 through Q4 of 2009, the Company has recorded an exchange loss in other comprehensive loss in six of the past eight quarters relating to the exchange differences arising on translation of the Company’s equity investment in the Pebble Partnership, which has a US dollar functional currency. This has also resulted in a decrease in the Company’s investment in the Pebble Partnership balance on the statements of financial position over the same corresponding period

The following table summarizes the movement in the US dollar to the Canadian dollar and the resulting exchange differences recognized in each quarter:

		1CAD for 1USD
Period	USD movement to CAD	Start	End	Recognized (gain) loss
Q1 2009	Appreciation	$1.22	$1.26	$(4.3) million
Q2 2009	Depreciation	$1.26	$1.16	$9.8 million
Q3 2009	Depreciation	$1.16	$1.07	$9.2 million
Q4 2009	Depreciation	$1.07	$1.05	$2.0 million
Q1 2010	Depreciation	$1.05	$1.02	$3.5 million
Q2 2010	Appreciation	$1.02	$1.06	$(4.9) million
Q3 2010	Depreciation	$1.06	$1.03	$3.6 million
Q4 2010	Depreciation	$1.03	$0.99	$3.4 million
FY 2009	Depreciation	$1.22	$1.05	$16.7 million
FY 2010	Depreciation	$1.05	$0.99	$5.6 million

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

Share-based compensation expense also typically fluctuates based on the timing of share purchase option grants and the vesting periods associated with these grants. The fair value of share purchase options is recognized at the grant date and the compensation expense for each tranche is recognized over the period during which the share purchase option vests. As a result of the vesting of certain tranches of share purchase options granted in Q1 2009, share-based compensation decreased until Q2 of 2010. In Q2 of 2010, the Company granted new share purchase options which resulted in the increase in share-based compensation recognized due to the vesting of certain tranches of these new share purchase options. In Q3 and Q4 of 2010, share-based compensation decreased relative to Q2 of 2010, as a result of the vesting of certain tranches of these options and the inclusion of forfeiture rates.

1.6	Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. Except for 2008, the Company has issued common shares in each of the past few years pursuant to private placement financings and the exercise of warrants and/or share purchase options. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The funding of expenditures on the Pebble Project held through the Pebble Partnership is currently being provided by Anglo American (described below). Excluding cash and cash equivalents in the Pebble Partnership, Northern Dynasty has approximately $40 million in cash and cash equivalents for its own operating requirements. With the Pebble Project being funded by Anglo American for 2011, and given the Company’s holdings of cash and cash equivalents, the Company believes it has sufficient sources to cover its short to medium term cash requirements.

As discussed in section 1.2.2, the Company is in a 50:50 limited partnership with Anglo American. Each of the Company and Anglo American effectively has equal rights in the Pebble Partnership through wholly-owned affiliates. To maintain its 50% interest in the Pebble Partnership, Anglo American is required to make staged cash investments into the Pebble Partnership aggregating to US$1.425 billion, increasing to US$1.5 billion if the feasibility study is completed past 2011, over a period of several years. Anglo American completed the initial US$125 million commitment to fund prefeasibility study expenditures in 2008, plus additional expenditures approved. If a prefeasibility study is completed and the decision is to proceed, in order to retain its 50% interest, Anglo American is required to commit to further expenditures which will bring its total investment to at least US$450 million, which amount is to be expended producing a final feasibility study and in related activities, the completion of which is expected to take the Pebble Partnership to a production decision. Upon an affirmative decision to develop a mine, Anglo American is required to commit to the remainder of the total investment of US$1.425 billion to US$1.5 billion in order to retain its 50% interest in the Pebble Partnership.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

At December 31, 2010, the Company had working capital of approximately $43.3 million as compared to $44.9 million at December 31, 2009.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations. The Company has no "Purchase Obligations", defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

The Pebble Partnership has purchase orders for goods and services relating to its activities on the Pebble Project. It also is responsible for all maintenance payments on the property and routine office leases. All costs are funded through existing cash resources in the Pebble Partnership which are being funded by Anglo American and are in the normal course of operations.

The Company is responsible for all maintenance payments on the Purchased Claims (refer 1.2.2.2) . Subject to entering into a definitive joint venture agreement with Liberty Star, the Company would be required to spend US$10 million in exploration and claims maintenance over 6 years.

1.7	Capital Resources

The Company has no long-term debt and had 94,177,066 common shares issued and outstanding at December 31, 2010.

The Company had no commitments for material capital expenditures as of December 31, 2010.

The Pebble Partnership, which is being funded by Anglo American, has an approximate US$2.6 million commitment to the Pebble Fund for Sustainable Bristol Bay Fisheries & Communities over the next three years (refer to Community Engagement in 1.2.1.3.2)

The Company has no lines of credit or other sources of financing.

1.8	Off-Balance Sheet Arrangements

None.

1.9	Transactions with Related Parties

The Company and its subsidiaries transacts with Hunter Dickinson Services Inc. ("HDSI"), a private company which previously was owned equally by eight public companies, one of which was Northern Dynasty. During the year, the Company sold its interest in HDSI for a nominal value. HDSI has certain directors in common with the Company and carries out geological, corporate development, administrative, financial management services (including raising of funds), investor relations, and other management activities for, and incurs third party costs on behalf of the Company.

Costs for services rendered by HDSI to the Company for the year ended December 31, 2010 were $2.8 million as compared to $1.6 million for the year ended December 31, 2009. The increase over 2009 is due to the Company using resources provided by HDSI to assist with ongoing administration and management of the Company including assisting with the purchase of claims from Liberty Star and exploration work subsequently undertaken, continuous disclosure obligations, shareholder communications and investor relations, as well as assisting with the Company’s role as partner in the Pebble Partnership. Costs for expenses paid by HDSI and reimbursed by the Company for the year ended December 31 2010 amounted to $0.7 million as compared to $0.6 million for the year ended December 31, 2009.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

The Company paid consultant fees on behalf of the Pebble Partnership in the amount of $134,000 during the year in the normal course of operations of which $59,000 was reimbursed by the Pebble Partnership.

Compensation paid to key management personnel (directors and senior management comprising the senior Vice President ("VP"), Corporate Development; VP, Engineering and VP, Public Affairs) for the year comprised salaries of $1.0 million (2009 – $1.0 million) and share-based compensation of $4.1 million (2009 – $3.1 million).

1.10	Fourth Quarter

Loss increased to $3.2 million from $2.2 million in 2009. The increase was attributable to an increase in share-based compensation recognized and exploration related expenses.

Share-based compensation is measured by determining the fair value of the share purchase option at the grant date for each tranche. The share-based compensation for each tranche is recognized over the period during which the share purchase option vests. Share-based compensation increased in Q4 2010 to $1.6 million (2009 – $1.3 million) as a result of the increase in weighted average assumptions and inputs used to estimate the fair value of share purchase options granted during the year.

The Company recorded exploration costs of $850,000 (2009 – $241,000) as it conducted a scoping study and block cave review on the Pebble Project and initiated an independent Preliminary Assessment Technical Report based on a review of the recent engineering and technical studies undertaken principally by the Pebble Partnership and the Company. The Company also completed exploration work on the Liberty Star claims. Salary costs for the period increased to $436,000 (2009 – $249,000) as a result of additional work being done on the Preliminary Assessment.

As a result of the appreciation of the Canadian dollar against the US dollar from approximately 1USD=1.03CAD at October 1, 2010 to 1USD=0.9946CAD at December 31, 2010, the Company recorded an exchange loss of $3.4 million in other comprehensive income related to the exchange difference on the equity investment in the Pebble Partnership, which has a US dollar functional currency. This compared to the loss recognized in 2009 of $2 million when the Canadian dollar strengthened from 1USD=1.07CAD at October 31, 1, 2009 to 1USD=1.05CAD at December 31, 2009.

1.11	Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the Board of Directors for consideration.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

1.12	Critical Accounting Estimates

The Company's significant accounting policies are presented in Note 2 in the notes to the consolidated financial statements for the year ended December 31, 2010. The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the end of the reporting period presented and reported amounts of expenses during said reporting period. Actual outcomes could differ from these estimates. The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, include, but are not limited to, the following:

i.	the recoverability of amounts receivable which are included in the consolidated statements of financial position;

ii.	the carrying value and the recoverability of the investment in the Pebble Partnership included in the consolidated statements of financial position;

iii.	the carrying value and the recoverability of the mineral property interest, included in the consolidated statements of financial position;

iv.	the inputs used in accounting for share-based compensation expense in loss; and

v.

the provision for the income tax recovery which is included in profit or loss and the composition of deferred income tax liabilities included in the consolidated statements of financial position at December 31, 2010.

1) Mineral resources and reserves, and the carrying values of the Company’s investment in the Pebble Partnership

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves estimates which in turn could have a material effect on the carrying value of the Company’s investment in the Pebble Partnership.

2) Impairment analysis of assets

At the end of each reporting period the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective assets.

Changes in any of the assumptions used to determine impairment testing could materially affect the results of the analysis.

At December 31, 2010, the Company reviewed the carrying value of its assets and determined that there were no indicators of impairment.

3) Restoration, rehabilitation, and environmental obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions, and when applicable the environment in which the mine operates.

Discount rates using pre-tax rates that reflect the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Company may in the future be affected from time to time in varying degree by changes in environmental regulations or changes in estimates used in determining restoration and rehabilitation obligations. Both the likelihood of new regulations or degree of changes in estimates and their overall effect upon the Company are not predictable.

At December 31, 2010, the Company has no material restoration, rehabilitation and environmental obligations as the disturbance to date is minimal.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

4) Share-based compensation expense

From time to time, the Company through its Board of Directors, grants share purchase options to directors, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the share-based compensation expense charged in a period.

During the year the Company granted share purchase options and the share-based compensation expense recognized relates to the vesting of tranches from this grant and grants of share purchase options in prior year grants. The following are the weighted average assumptions and inputs used to estimate the fair value of share purchase options granted during the year:

	Years ended December 31
	2010	2009
Risk-free interest rate	2.36%	2.14%
Expected life	3.72 years	3.88 years
Expected volatility	65%	64%
Grant date share price	$7.87	$5.41
Expected dividend yield	Nil	Nil

5) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are computed based on differences between the carrying amounts of assets and liabilities on the statements of financial position and their corresponding tax values, generally using the substantively enacted or enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets also result from unused loss carry forwards, resource-related pools and other deductions. A deferred tax asset is only recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

A deferred tax liability would arise on the carrying value of the investment in the Pebble Partnership as a result of historical transactions. The Company recognizes net deferred tax liabilities as it believes it does not control the timing of the reversal of these temporary differences even though management has made the judgment that the reversal is not expected to occur in the foreseeable future.

1.13	Changes in Accounting Policies including Initial Adoption

Accounting Standards, Interpretations and Amendments to Existing Standards

Effective January 1, 2010, the Group adopted new and revised International Financial Reporting Standards ("IFRS") that were issued by the IASB. The application of these new and revised IFRS has not had any material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangements.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

(a)	Amendments to IFRS 2 Share-based Payment – Group Cash-settled Share-based Payment Transactions

The amendments clarify the scope of IFRS 2, as well as the accounting for group cash-settled share-based payment transactions in the separate (or individual) financial statements of an entity receiving the goods or services when another group entity or shareholder has the obligation to settle the award.

(b)	Amendments to IFRS 3 Business Combinations

The main amendments to IFRS 3 Business Combinations are as follows:

(i)	The revised standard also applies to business combinations involving only mutual entities and to business combinations achieved by contract alone.

(ii)

The definition of a business has been amended to clarify that it can include a set of activities and assets that are not being operated as a business, as long as an acquirer is capable of operating the set of activities and assets as a business.

(iii)	All business combinations are accounted for by applying the acquisition method (previously the purchase method).

(iv)

The acquirer can elect to measure any non-controlling interest at fair value at the acquisition date, or at its proportionate interest in the fair value of the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis.

(v)	Subsequent recognition of deferred tax assets acquired in a business combination that did not satisfy the criteria for recognition at the acquisition date would be recognized in profit or loss.

This standard applies prospectively to acquisitions with a date on or after the beginning of the first annual period beginning on or after July 1, 2009.

(c)	Amendments to IFRS 2 Share-based Payments and IFRS 3 Business Combinations

The amendments clarify that business combinations as defined in IFRS 3 (2008) are outside the scope of IFRS 2, notwithstanding that they may be outside the scope of IFRS 3. As a result, business combinations amongst entities under common control and the contribution of a business upon the formation of a joint venture will not be accounted for under IFRS 2.

(d)	Amendments to IFRS 8 Operating Segments

The amendments clarify that disclosing segment information with respect to total assets is only required if such information is regularly reported to the chief operating decision maker.

(e)	Amendments to IAS 7 Statement of Cash Flows

The amendments clarify that only expenditures that result in the recognition of an asset can be classified as a cash flow from investing activities.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

(f)	Amendments to IAS 17 Leases

The IASB deleted guidance stating that a lease of land with an indefinite economic life normally is classified as an operating lease, unless at the end of the lease term title is expected to pass to the lessee. The amendments also clarify that when a lease includes both the land and building elements, an entity should determine the classification of each element taking into account the fact that land normally has an indefinite economic life.

(g)	Amendments to IAS 27 Consolidated and Separate Financial Statements

The main amendments to IAS 27 Consolidated and Separate Financial Statements are as follows:

(i)

Changes in a parent’s ownership interest that do not result in the loss of control of a controlled subsidiary are accounted for as equity transactions. Accordingly, acquisitions of additional non-controlling interests are accounted for as equity transactions. Disposals of equity interests while retaining control are accounted for as equity transactions.

(ii)	Transactions resulting in a loss of control would cause a gain or loss to be recognized in profit or loss.

(iii)

Losses applicable to the non-controlling interests, including negative other comprehensive income, are allocated to non-controlling interests even if doing so causes the non- controlling interests to have a negative balance.

(h)	Amendments to IAS 36 Impairment of Assets

The amendments clarify that the largest unit to which goodwill should be allocated is the operating segments level. This amendment applies prospectively.

(i)	Amendments to IAS 38 Intangible Assets

The amendments clarify that an intangible asset that is separable only together with a related contract, identifiable asset or liability is recognized separately from goodwill together with the related item, and that complementary intangible assets with similar useful lives may be recognized as a single asset. The amendments also describe valuation techniques commonly used by entities when measuring the fair value of intangible assets acquired in a business combination for which no active market exists. These amendments are applied prospectively.

(j)	Amendments to IAS 39 Financial Instruments: Recognition and Measurement

The main amendments consist of:

(i)	Additional guidance provided to help determine whether loan prepayment penalties result in an embedded derivative that needs to be separated.

(ii)

Clarification that the scope exemption is restricted to forward contracts between an acquirer and a selling shareholder to buy or sell an acquiree that will result in a business combination at a future acquisition date within a reasonable period normally necessary to obtain any required approvals and to complete the transaction.

(iii)

Clarification that the gains or losses on a cash flow hedge should be reclassified from other comprehensive income to profit or loss during the period that the hedged forecast cash flows impact profit or loss.

The amendments apply prospectively to all unexpired contracts from the date of adoption.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

Accounting standards issued but not yet effective

(i)	Effective for annual periods beginning on or after February 1, 2010

Amendment to IAS 32 Financial Instruments: Presentation

Rights, options or warrants to acquire a fixed number of the Group’s equity instruments for a fixed amount of any currency will be allowed to be classified as equity instruments so long as the Group offers the rights, options or warrants pro rata to all of the Group’s existing owners of the same class of the Group’s non-derivative equity instruments.

(ii)	Effective for annual periods beginning on or after July 1, 2010

Amendments to IFRS 3 Business Combinations

Clarification that the contingent consideration arising in a business combination previously accounted for in accordance with IFRS 3 that is outstanding at the adoption date continues to be accounted for in accordance with IFRS 3.

Limiting the accounting policy choice to measure non-controlling interests upon initial recognition at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets to instruments that give rise to a present ownership interest and that currently entitle the holder to a share of net assets in the event of liquidation.

Expansion of the guidance with regards to the attribution of the market-based measure of an acquirer’s share-based payment awards issued in exchange for acquiree awards.

Amendments to IAS 27 Consolidated and Separate Financial Statements

Clarification that the amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates, IAS 28 Investments in Associates, and IAS 31 Interests in Joint Ventures resulting from IAS 27 should be applied prospectively, except for amendments resulting from renumbering.

(iii)	Effective for annual periods beginning on or after January 1, 2011

Amendments to IFRS 7 Financial Instruments: Disclosures

Amendment to disclosure requirements, specifically, ensuring qualitative disclosures are made in close proximity to quantitative disclosures in order to better enable financial statement users to evaluate an entity’s exposure to risks arising from financial instruments.

Amendments to IAS 1 Presentation of Financial Statements

Clarification that the breakdown of changes in equity resulting from transactions recognized in other comprehensive income is required to be presented in the statement of changes in equity or in the notes to the financial statements.

Amendments to IAS 24 Related Party Disclosures

Amendment of the definition for related parties.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

Amendments to IAS 34 Interim Financial Reporting

Addition of further examples of events or transactions that require disclosure and removal of references to materiality when discussing other minimum disclosures.

(iv)	Effective for annual periods beginning on or after July 1, 2011

Amendments to IFRS 7 Financial Instruments: Disclosures

Increase in disclosure with regards to the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period.

(v)	Effective for annual periods beginning on or after January 1, 2013

New standard IFRS 9 Financial Instruments

Partial replacement of IAS 39 Financial Instruments: Recognition and Measurement

The Group has not early adopted these revised standards and is currently assessing the impact that these standards will have on the consolidated financial statements.

1.14	Financial Instruments and Other Instruments

The loan advance provided by the Group as part of it consideration for claims purchased has an equity conversion option. This equity conversion feature has been determined to be an embedded derivative which requires separation from the loan receivable. For embedded derivatives identified for separation, the fair value of the derivative must be calculated as of the inception date and at each reporting date subsequent to the inception date. The Group has determined that the fair value of the equity conversion option at the date of inception and at December 31, 2010, is of nominal value as the earn-in and joint venture agreement has not been entered into and the first US$1 million has still to be incurred by the Group in respect to the JV Agreement claims.

1) Non-derivative financial assets:

The Company has the following non-derivative financial assets: financial assets at fair value through profit or loss, available-for-sale financial assets, and loans and receivables.

Financial assets at fair value through profit or loss ("FVTPL")

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Available-for-sale financial assets

Available-for-sale ("AFS") financial assets are non-derivatives that are either designated as AFS or are not classified as (i) loans and receivables, (ii) held-to-maturity investments or (iii) financial assets as at FVTPL. The Group’s investments in marketable securities are classified as AFS financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on AFS monetary items, are recognized in other comprehensive income or loss. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot rate at the end of the reporting period. The change in fair value attributable to translation differences that result from the amortized cost of the monetary asset is recognized in profit or loss. The change in fair value of AFS equity investments are recognized directly in equity.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise amounts receivable including the Liberty Star loan receivable and balances receivable from a related party.

2) Non-derivative financial liabilities:

The Company has the following non-derivative financial liabilities: amounts payable and other liabilities.

Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method.

3) Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, amounts receivable and balances receivable from related parties. The Company limits the exposure to credit risk in its cash and cash equivalents by only investing its cash and cash equivalents with high-credit quality financial institutions in business and saving accounts, guaranteed investment certificates, and in government treasury bills which are available on demand by the Company for its programs.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

The Company’s loan receivable from Liberty Star is secured over other claims and assets owned by Liberty Star in Alaska, USA. Management has assessed the recoverability of the loan as at the end of the reporting period and based on financial information available on Liberty Star, management has concluded that there is no objective evidence of impairment to the loan and considers the full amount to be recoverable.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover its short to medium term cash requirements. In the longer term on completion of the US$1.425 billion (or US$1.5 billion) expenditure by Anglo American, any further expenditure will need to be funded by the Group and Anglo American on a 50:50 basis. The Group currently does not have the required funding to meet these long term obligations should they arise.

The Company’s cash and cash equivalents are currently invested in business accounts and guaranteed investment certificates which are available on demand.

The Company has no contractual obligations other than current trade and related party payables.

Further discussion can be found in Section 1.6 Liquidity.

Foreign Exchange Risk

The Company is exposed to foreign exchange risk as some of its cash and cash equivalents are held in US dollars. Also certain of the Company’s corporate expenses are incurred in US dollars. As a consequence, the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in Canadian dollars in the Company’s condensed consolidated interim financial statements. The fluctuation of the US dollar in relation to the Canadian dollar will consequently have an impact upon the losses incurred by the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The exposure of the Company’s cash and cash equivalents, amounts receivable and amounts receivable from related parties to foreign exchange risk (in thousands of dollars) is as follows:

Currency	As at December 31, 2010		As at December 31, 2009
	Foreign	Amount in	Foreign	Amount in
	currency	Canadian	currency	Canadian
	amount	dollars	amount	dollars
US dollars
Amounts receivable	$3,153	$3,136	–	–
Cash and cash equivalents	49	48	$651	$684
Total financial assets	$3,202	$3,458	$651	$684

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

The exposure of the Company’s amounts payable and other liabilities and amounts due to related parties to foreign exchange risk (in thousands of dollars) is as follows:

Currency	As at December 31, 2010		As at December 31, 2009
				Amount
				in
	Foreign currency	Amount in	Foreign currency	Canadian
	amount	Canadian dollars	amount	dollars
US dollars
Amounts payable and other liabilities	$1	$1	$1	$1
Total financial liabilities	$1	$1	$1	$1

Based on the above net exposures and assuming that all other variables remain constant, a 10% depreciation of the Canadian dollar against the US dollar would result in a decrease in the loss of approximately $318,000 in the year (2009 – $68,000). This sensitivity analysis includes only outstanding foreign currency denominated monetary items and excludes the effect of any translation adjustments for the investment in the Pebble Partnership.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned.

Assuming that all other variables remain constant, a 100 basis points change representing a 1% increase or decrease in interest rates would have resulted in an increase or decrease in the loss of approximately $400,000 in the year (2009 – $385,000).

Commodity price risk

While the value of the Company’s core mineral resource property, held through its 50% interest in the Pebble Partnership, is related to the price of gold, copper and molybdenum and the outlook for these minerals, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect of its operational activities.

Gold, copper, and molybdenum prices have fluctuated widely historically and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Capital Management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence and to sustain future development of the business. The capital structure of the Company consists of equity, comprising share capital, net of accumulated deficit.

There were no changes in the Company's approach to capital management during the period. The Company is not subject to any externally imposed capital requirements.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

1.15	Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1	Disclosure of Outstanding Share Data

The capital structure of the Company as of the date of this MD&A are as per the following table:

		Exercise price
	Expiry date	per share	Number	Number
Common shares				94,744,129

Share purchase options	April 14, 2011	$9.74	22,500
	April 30, 2011	$7.25	90,000
	October 27, 2011	$3.00	70,408
	February 2, 2012	$5.00	365,668
	February 4, 2012	$5.00	961,441
	February 20, 2012	$10.95	150,000
	March 26, 2012	$8.25	25,000
	April 11, 2013	$9.74	75,000
	May 27, 2013	$7.59	1,514,030
	August 22, 2013	$5.35	40,000
	October 27, 2013	$3.00	107,000
	February 2, 2014	$5.00	1,823,000
	March 15, 2014	$15.44	1,247,400
	May 27, 2015	$7.59	951,000
	March 15, 2016	$15.44	951,000	8,393,447

1.15.2	Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods.

1.15.3	Management’s Report on Internal Control over Financial Reporting

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting ("ICFR") is a process designed by, or under the supervision of the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010. In making the assessment, it used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on their assessment, management has concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective based on those criteria.

The Company’s internal control over financial reporting as of December 31, 2010, has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants who also audited the Company’s consolidated financial statements for the year ended December 31, 2010. Deloitte & Touche LLP as stated in their report that immediately precedes the Company's audited consolidated financial statements for the year ended December 31, 2010, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

1.15.4	Changes in Internal Control over Financial Reporting

There has been no change in the design of the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting during the period covered by this Management’s Discussion and Analysis.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

1.15.5	Risk Factors

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Pebble project.

The Pebble Project’s mineral property interests do not contain any ore reserves or any known body of economic mineralization

Although there are known bodies of mineralization on the Pebble Project, and the Pebble Partnership has completed core drilling programs within, and adjacent to, the deposits to determine measured and indicated resources, there are currently no known reserves or body of commercially viable ore and the Pebble Project must be considered an exploration prospect only. Extensive additional work is required before the Company or the Pebble Partnership can ascertain if any mineralization may be economic and hence constitute "ore". Engineering, socioeconomic and environmental studies are ongoing. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures the Company and/or the Pebble Partnership incur and have incurred in the past on the Pebble Project do not result in discovery and development of commercial quantities of ore, the value of exploration and acquisition expenditures incurred will be totally lost.

Feasibility work to determine the viability of the Pebble Project has not been completed and permits have not been applied for

Final feasibility work has not been done to confirm the pit or underground mine design, mining methods, and processing methods. Final feasibility could determine that the currently assumed pit or other mine design, mining methods, and processing methods are incorrect. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Cost estimates used are based on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those currently assumed. There can be no assurance that mining can be conducted at assumed rates and grades. The project requires the development of port facilities, roads and electrical generating and transmission facilities. Although the Company believes that the State of Alaska favours the development of these facilities, there can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity.

Volatility in Metal Prices

The project has been evaluated using projected long-term price levels for copper, gold and molybdenum. Prices for these commodities are historically volatile, and the Company has no control of or influence on those prices, all of which are determined in international markets. The level of interest rates, the rate of inflation, the world supplies of and demands for copper, gold and molybdenum and the stability of exchange rates can all cause fluctuations in these prices. Such external economic factors are influenced by changes in international investment patterns and monetary systems and political developments. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the projected prices. The prices of copper, gold and molybdenum have fluctuated in recent years, and future significant price declines could cause unfavorable changes in the economics of the project and may result in investors being unwilling to finance mineral projects, with the result that the Company may not have sufficient financing with which to funds its exploration and development activities.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

Compliance with environmental requirements will command large resources and changes to these requirements could significantly increase the costs developing the Pebble Project and could delay these activities.

The Pebble Partnership and the Company must comply with stringent environmental legislation in carrying out work on the Pebble Project. Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Changes in environmental legislation could increase the cost to the Pebble Partnership of carrying out its exploration and, if warranted, development of the Pebble Project. Further, compliance with new or additional environmental legislation may result in delays to the exploration and, if warranted, development activities.

Changes in government regulations and the presence of unknown environmental hazards may result in significant unanticipated compliance and reclamation costs

Government regulations relating to mineral rights tenure, permission to disturb areas and the right to operate can adversely affect the Company. Northern Dynasty and the Pebble Partnership may not be able to obtain all necessary licenses and permits that may be required to carry out exploration at their project. Obtaining the necessary governmental permits is a complex, time-consuming and costly process. The duration and success of efforts to obtain permits are contingent upon many variables not within the Company’s or the Pebble Partnership’s control. Obtaining environmental permits may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary approvals and permits will be obtained and, if obtained, that the costs involved will not exceed those that we previously estimated. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that we would not proceed with the development or operation.

General Mining Risks

Mining is an inherently risky business with large capital expenditures and cyclical metals markets.

Although the Company and the Pebble Partnership maintain high environmental standards for their project, like most major mining projects, there are almost always public concerns about new mining projects. The opponents of the Pebble Project are well organized and are trying to bring public and political pressure against the Pebble Project. If successful, the opponents could delay or prevent the commercialization of the Pebble Project even if it is found to be economically viable and technically legally permittable.

The Company and Pebble Partnership also compete with many companies possessing far greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests, as well as for the recruitment and retention of qualified employees.

NORTHERN DYNASTY MINERALS LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
YEAR ENDED DECEMBER 31, 2010

The Pebble Project will also require major financing, probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project.